UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on March 31, 2007, prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States, as filed with the Venezuela National Commission on Securities on May 17, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of CANTV and its consolidated subsidiaries (the “Company”) to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, May 16, 2007

Comisión Nacional de Valores

Attention:	Dr. Fernando J. De Candia Ochoa
President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to be submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended March 31, 2007, which include its respective notes, that are presented comparative to the previous year ago period (2006).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Business Development and Investor Relations CANTV

Compañía Anónima Nacional

Teléfonos de Venezuela

(CANTV) and Subsidiaries

Interim Consolidated Financial Statements

(Unaudited)

as of March 31, 2007 and 2006 and for the three

months ended March 31, 2007 and 2006

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Balance Sheet (Unaudited)

March 31, 2007 and 2006

(In millions of bolivars)	Note		2007	2006

Assets

Non-current assets
Property, plant and equipment, net	6		3,677,832	3,444,875
Cellular concession, net	4		142,987	148,668
Long-term accounts receivable from Venezuelan Government entities	11		44,548	24,093
Deferred income tax	18		1,191,723	849,351
Information systems (software), net	7		495,715	344,845
Other assets	8		160,605	86,581

Total non-current assets			5,713,410	4,898,413

Current assets
Other current assets	9		245,323	85,508
Inventories, spare parts and supplies, net	10		825,750	338,510
Accounts receivable from Venezuelan Government entities	11		213,711	219,611
Accounts receivable, net	12		1,109,114	692,907
Cash and temporary investments	13		1,269,325	1,254,522

Total current assets			3,663,223	2,591,058

Total assets			9,376,633	7,489,471

Stockholders' equity and liabilities

Stockholders' equity
Capital stock	14		2,151,299	2,151,299
Additional paid-in capital	14		31,877	33,941
Legal reserve	14		215,130	215,130
Translation adjustment and other	14		—	332
Workers' benefit shares	14		(82,528)	(80,561)
Retained earnings	14		1,229,594	981,359

Attributable to equity holders of the Company			3,545,372	3,301,500

Minority interest in subsidiary			3,026	1,603

Total stockholders' equity			3,548,398	3,303,103

Liabilities

Non-current liabilities
Long-term debt	15		29,499	48,769
Provision for litigation	20		178,377	132,927
Pension and other post-retirement benefit obligations, net	16		1,479,776	1,276,788

Total non-current liabilities			1,687,652	1,458,484

Current liabilities
Current portion of the long-term debt	15		29,072	29,811
Accounts payable			2,296,982	1,106,401
Accrued employee benefits			135,104	116,039
Current portion of pension and other post-retirement benefit obligations, net	16		217,073	358,504
Income tax payable			239,956	88,554
Dividends payable, including minimum dividend required by law	14	(a)	715,327	543,278
Deferred revenue			250,361	185,991
Other current liabilities	17		256,708	299,306

Total current liabilities			4,140,583	2,727,884

Total liabilities			5,828,235	4,186,368

Total stockholders’ equity and liabilities			9,376,633	7,489,471

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Balance Sheet (Unaudited)

March 31, 2007 and 2006

(In millions of bolivars, except information per share and per ADS)	Note	2007	2006
Operating revenues

Local services		222,872	220,078
Domestic long distance		72,681	70,000

Local and domestic long distance		295,553	290,078

International long distance		35,960	30,909
Net settlements		(2,621)	(1,180)

International long distance		33,339	29,729
Fixed-to-mobile outgoing calls		236,692	204,459
Interconnection incoming		21,540	23,096
Data transmission		197,988	152,114
Other wireline-related services		51,006	33,752

Total wireline services		836,118	733,228
Wireless services		798,875	560,501
Wireless equipment sales		121,734	93,806

Total wireless services		920,609	654,307
Other		90,399	53,924

Total operating revenues		1,847,126	1,441,459

Operating expenses

Labor and benefits		357,899	274,107
Operations, maintenance, repairs and administrative		351,759	311,154
Cost of sales of wireless equipments		278,025	175,252
Provision for uncollectibles		19,482	12,746
Interconnection costs		183,177	142,996
Depreciation and amortization	4, 6 and 7	228,212	203,922
Concession and other taxes	4 and 18	113,700	93,232
Other expense (income), net		7,106	408

Total operating expenses		1,539,360	1,213,817

Operating income (loss)		307,766	227,642

Interest income and exchange (loss) gain, net
Interest income		12,044	22,215
Interest expense		(2,183)	(1,941)
Exchange (loss) gain, net		(341)	34

Total interest income and exchange (loss) gain, net		9,520	20,308

Income before income tax		317,286	247,950

Income tax (provision) benefit
Current	18	(89,536)	(83,188)
Deferred	18	24,032	19,120

Income tax provision		(65,504)	(64,068)

Net income		251,782	183,882

Net income attributable to
Equity holders of the Company		250,672	184,195
Minority interest in subsidiary		1,110	(313)

Net income		251,782	183,882

Basic and diluted earnings per share		324	237

Basic and diluted earnings per ADS (based on 7 shares per ADS)		2,271	1,659

Weighted average shares outstanding (in millions)		776	776

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

For the three months ended March 31, 2007 and 2006 and the year ended December 31, 2006

(In millions of bolivars)			Attributable to equity holders of the Company						Minority interest in subsidiary	Total stockholders' equity
	Note		Capital stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers' benefits shares	Retained earnings
Balance as of December 31, 2005			2,151,299	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069

Net income (three months)			—	—	—	—	—	184,195	(313)	183,882
Dividends declared and approved	14		—	—	—	—	—	(541,515)	(1,763)	(543,278)
Workers' benefit shares			—	892	—	—	1,422	(8,959)	—	(6,645)
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	75	—	—	—	75

Balance as of March 31, 2006			2,151,299	33,941	215,130	332	(80,561)	981,359	1,603	3,303,103

Net income (nine months)			—	—	—	—	—	943,225	3,268	946,493
Dividends declared and approved	14		—	—	—	—	—	(238,271)	—	(238,271)
Minimum dividend to be declared			—	—	—	—	—	(725,779)	—	(725,779)
Workers' benefit shares			—	(2,036)	—	—	(2,483)	8,959	—	4,440
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	(332)	—	—	—	(332)

Balance as of December 31, 2006			2,151,299	31,905	215,130	—	(83,044)	969,493	4,871	3,289,654

Net income (three months)			—	—	—	—	—	250,672	1,110	251,782
Dividends declared and approved	14		—	—	—	—	—	(712,372)	(2,955)	(715,327)
Reverse of minimum dividend to be declared	14		—	—	—	—	—	725,779	—	725,779
Workers' benefit shares			—	(28)	—	—	516	(3,978)	—	(3,490)

Balance as of March 31, 2007			2,151,299	31,877	215,130	—	(82,528)	1,229,594	3,026	3,548,398

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Consolidated Statement of Cash Flows (Unaudited)

Three months ended March 31, 2007 and 2006

(In millions of bolivars)	Note	2007	2006
Cash flows provided by operating activities
Net income		251,782	183,882
Adjustments to reconcile net income to net cash provided by operating activities -
Exchange loss (gain), net		341	(34)
Minority interest in subsidiary		(1,110)	313
Depreciation and amortization		228,212	203,922
Current income tax provision		89,536	83,188
Deferred income tax (benefit)		(24,032)	(19,120)
Provision for pension and other post-retirement benefits		143,764	89,000
Provision for inventories obsolescence		(73,999)	2,491
Provision for litigation		11,862	5,728
Provision for uncollectibles		19,482	12,746

Changes in current assets and liabilities -
Accounts receivable		(196,492)	(18,461)
Accounts receivable from Venezuelan Government entities		(26,846)	(31,516)
Inventories, spare parts and supplies		(70,612)	(28,746)
Other current assets		20,707	(22,956)
Accounts payable		235,157	(55,212)
Accrued employee benefits		16,934	23,431
Current portion of pension and other post-retirement benefit obligations, net of contributions		(25,202)	9,972
Income tax payable		(3,562)	(71,986)
Deferred revenues		(21,074)	1,473
Other current liabilities		(23,470)	11,550

Changes in non current assets and liabilities -
Long-term accounts receivable from Venezuelan Government entities		11,308	40,284
Other assets		(1,102)	(15,074)
Provision for litigation		(3,739)	(7,314)
Pension and other post-retirement benefit obligations		(15,551)	(42,378)

Net cash provided by operating activities		542,294	355,183

Cash flows used in investing activities
Acquisition of information systems (software)	7	(58,930)	(14,184)
Acquisition of property, plant and equipment	6	(169,320)	(146,594)
Disposal of information systems (software) and other	7	1,549	(6,168)
Disposal of property, plant and equipment and other	6	3,039	136

Net cash used in investing activities		(223,662)	(166,810)

Cash flows used in financing activities
Payments of debt		—	(25,835)
Dividends paid		(197,804)	—
Purchase of shares for workers' benefit fund, net		(3,490)	(6,645)

Net cash used in financing activities		(201,294)	(32,480)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		117,338	155,893

Effect of exchange rate changes on cash and temporary investments		—	—

Increase in cash and temporary investments		117,338	155,893

Cash and temporary investments
Beginning of the period		1,151,987	1,098,629

End of the period	13	1,269,325	1,254,522

Supplementary information

Unpaid dividends		715,327	543,278

Cash paid during the period for Interest		—	2,934

Income tax		—	933

The accompanying notes are part of the interim consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1.	Explanation Added for Translation into English

The interim consolidated financial statements were originally issued in Spanish for statutory purposes in Venezuela and have been translated into English only for the convenience of foreign readers.

2.	Company Background

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service as well as private networks, data, public telephony, rural and telex services. In addition, CANTV and its consolidated subsidiaries (referred to below as the Company) provide other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d)—Summary of significant accounting principles and policies—Consolidation).

CANTV is a “compañía anónima” incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

In 1991, VenWorld Telecom, C.A. (VenWorld), a company organized under the laws of Venezuela by a private consortium of companies, acquired operating control and initially 40% of the equity share capital of CANTV from the Government of the Bolivarian Republic of Venezuelan (the Government). On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV (Note 23—Nationalization plan).

The Company’s shares are listed on the Caracas Stock Exchange and the New York Stock Exchange.

3.	Summary of Significant Accounting Principles and Policies

The Company’s most significant accounting principles and policies for the preparation of the interim consolidated financial statements are described as follows. These practices and policies have been consistently applied for all periods presented, unless otherwise indicated.

The accounting principles and policies for the preparation of the interim consolidated financial statements as of March 31, 2007, are consistent with the preparation of the annual consolidated financial statements as of December 31, 2006.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

a) Basis of presentation

The interim consolidated financial statements have been prepared in accordance with International Accounting Standards No. 34 (IAS 34) “Interim Financial Reporting”. The information contained in these interim financial statements should be read in should be read in conjunction with the consolidated financial statements as of December 31, 2006, approved by the Board of Directors on February 15, 2007.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007, or later periods:

Standards, amendments and interpretations effective for annual consolidated financial statements ended on December 31, 2007

•

International Financial Reporting Standard No. 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements—capital disclosures” (effective from January 1, 2007) (IFRS 7). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. IFRS 7 replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company’s management is currently assessing the impact of IFRS 7 on the Company’s operations and will apply IFRS 7 from annual periods beginning January 1, 2007.

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following standards and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007 or later periods but that the Company has not early adopted:

•

International Financial Reporting Standard No. 8, “Operating segments” (effective from January 1, 2009) (IFRS 8). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS 8 replaces IAS 14 “Segment reporting”. The Company will apply IFRS 8 form January 1, 2009.

•

IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements and is applicable if: (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. The Company’s management is currently assessing the impact of IFRIC 12 on the Company’s operations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

•

NIC 23 (Amendment), “Borrowing costs” (effective for annual periods beginning on January 1, 2009). NIC 23 (Amendment) eliminates the option to recognize immediately as an expense all borrowing costs related to the assets that take a substantial period of time to get ready for their intended use or sale, therefore, they should be capitalized as part of the cost of that asset. Qualifying assets measured at fair value are excluded from the scope of NIC 23 (Amendment).

Interpretations to existing standards that are not yet relevant for the Company’s operations

The following interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007 or later periods, but are not relevant for the Company’s operations:

•	IFRIC 11, Group and treasury share transactions.

b) Use of estimates in the preparation of financial statements

The preparation of interim consolidated financial statements, in conformity with IAS 34, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The interim consolidated financial statements have been prepared based on estimates and assumptions determined based on the Company’s strategic business plan (2007-2011) approved in 2006. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates as of March 31, 2007 (Note 23 - Nationalization plan).

Significant judgments and main assumptions made in the application of accounting principles are indicated in sections “c”, “f”, “h”, “k”, “m”, “n”, “p”, “r” and “t” of this note.

c) Adjustment for inflation

Items included in the financial statements of each one of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). IAS 29, “Financial reporting in hyperinflationary economies”, is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of the Company is the Venezuelan bolivar (Bs).

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a. The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

b. The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c. Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d. Interest rates, wages and prices are linked to a price index.

e. The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value at constant bolivars as of December 31, 2003.

Two-year cumulative inflation for the years ended December 31, 2006 and 2005 was 59.4% and 73.2%, respectively. For three months ended March 31, 2007 and 2006, inflation was 2.6% and 1.3%, respectively.

d) Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding position of more than 50% of the voting rights.

The interim consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net and Caveguías. The Company also consolidates the workers’ benefit fund (Note 14 (d) - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 21 - Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

f) Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. The Company capitalizes the estimated cost for asset retirement which is depreciated in their remaining useful lives. Maintenance and repair costs are expensed when incurred, while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s interim consolidated statement of operations.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

During the first quarter of 2006 and 2007, the Company performed an analysis of useful lives. The most significant changes were made for new additions, mainly in the plant category, resulting in a shorter useful life for commutation, transmission and data. The remaining useful lives of assets already installed remained unchanged. The Company’s management considers that as of March 31, 2007 and 2006, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates as of March 31, 2007 (Note 23—Nationalization plan).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other expense (income), net in the statement of operations.

The estimated useful lives as of March 31, 2007 are as follows:

Useful lives (Years)

Plant
Wireline telecommunications
Transmission equipment	5 to 15
Access network	10 to 32
Commutation equipment	4 to 13
Other	3 to 20
Wireless telecommunications
Data transmission	5 to 6
Commutation equipment	3 to 6
Radio bases	3 to 7
Other	3 to 7
Other telecommunications services	2 to 13
Buildings and facilities	3 to 30
Furniture and equipment	5 to 10
Vehicles	4 to 5

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

g) Computer software and amortization

This account includes computer systems (software) acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or improve their capabilities is capitalized as assets and classified as information systems. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the evaluation phase of an internally developed software project are recognized as an expense, and the identifiable costs of developing software applications are capitalized if the Company is able to control the future benefits. Post-implementation and operation expenses are recognized as an expense.

Amortization is calculated using the straight-line method over the estimated useful lives which are between three and seven years.

The Company, through its business units, performs multiple market studies to identify products and services to remain competitive. Additionally, the Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized to the corresponding hardware within property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or improve asset capacity and the Company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other activities that could be considered research and development.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and its value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company’s management, based on its current business plan (2007-2011) approved in 2006, considers that as of March 31, 2007 and 2006, there are no events or circumstances that indicate that the carrying amount of long-lived assets may not be recoverable and, in accordance with applicable accounting principles, there is no impairment in the carrying value of these assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others (Note 23—Nationalization plan).

i) Investments

Investments in equity and obligations are classified as financial assets for “trading” and “available for sale”. An investment is classified as “trading” if acquired principally for the purpose of selling in the short term and measured at fair value. Gains or losses arising from changes in fair value are presented in the statement of operations within other expense (income), net.

“Available for sale” investments are measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under translation and other adjustments, until their sale.

If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value. These provisions are presented as operating expenses.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole,

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables from Venezuelan Government entities that are expected to be collected after one year are adjusted at their present value at origination date. When an account receivable is uncollectible, it is written off against the provision for uncollectible accounts. Subsequent recoveries of amounts previously written off are credited against other income (expense), net in the statement of operations.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts, in order to provide these accounts with a specific allowance on a continuous basis.

During 2006, based on historic experience and current trends, the Company changed its estimate for wireless telephony and Internet provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its provision for uncollectibles as of December 31, 2006 and 2005 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. These investments are recorded at their fair value. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

m) Provision for litigation

The Company’s management records a provision for those contingencies and/or litigation, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 20 (c) - Commitments and contingencies - Litigation and provision for litigation). The Company’s management believes that its recorded provision for litigation as of March 31, 2007 and 2006 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

n) Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use and basic monthly recurring charges, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates as earned or caused.

Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor, and generally equipments are sold below their cost and no gain is obtained from the sale. The Company does not have obligations with the distributors for excess inventories.

Submarine cable usage is recognized as revenue once the service is rendered on a monthly basis.

Unlimited plans for Internet access are recognized as revenue on a monthly basis when the service is rendered.

Amounts related to unused prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire in one year after being activated by the customer; unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly charges for telecommunications services are recognized as revenues on a monthly basis once the service is rendered.

Advertising in telephone directories is recognized as revenues when the obligations to the customers are fulfilled, which is at the time of the distribution of directories.

The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis when the service is rendered.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Data transmission services include a monthly recurring fee which is initially recorded as deferred revenue for services billed in advance, and revenue is recognized based on traffic when the service is rendered.

Late payment charges are recognized as financial income when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is the moment the subscriber’s line is reconnected after paying overdue amounts.

Miscellaneous charges include subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.

Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight line method.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable (Note 17 - Other current liabilities).

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its own installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

Costs and expenses related to the publication of directories, including production and printing costs and selling and distribution costs are recognized upon publication and distribution of directories.

The Company, through its business units, performs multiple market studies to identify new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered to be research and development costs.

Advertising is recognized as operating expenses as incurred. During the three months ended March 31, 2007 and 2006, advertising expenses were Bs. 28,395 and Bs. 13,366, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years (Note 18 - Taxes). Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years.

The Company records income taxes in accordance to International Accounting Standard No. 12 “Accounting for income taxes” (IAS 12), which requires the recognition of assets and liabilities for the accounting of deferred income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “Temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) Tax credits and losses carry forwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

will be generated to be used. Deferred income tax is provided for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets based on its current business plan (2007-2011) approved in 2006 (Note 23 - Nationalization plan).

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and CANTV’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary.

Employee entitlements to annual compensated leave are accrued as earned.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 14 (d) - Stockholders’ equity - Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company does not grant stock purchase options, except for the option mentioned in Note 14 (e) - Stockholders’ equity - Stock option.

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using the projected credit method and nominal discount rates, asset returns, salary progressions and projected medical costs, to calculate projected benefit liabilities (Note 16 - Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 16 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized conservatively and consistently over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events, such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments, for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider the Company’s long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics and market indicators.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined post-retirement benefit costs as active employees earn these benefits.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

s) Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs. 2,150/US$1 as of March 31, 2007 and 2006 (Note 5 - Balances in foreign currency and Note 22 - Exchange controls). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net shown in the accompanying consolidated statement of operations. The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

During the three months ended March 31, 2007 and 2006 there was no official devaluation of the bolivar.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that carrying amounts of CANTV and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as embedded derivatives. The Company records transactions with financial instruments at their transaction date.

Financial instruments that qualify as derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value through profit and loss, based on current market value.

The Company does not have financial instruments that qualify for designation as hedging accounting.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Other financial instruments include investments in Treasury Bills and bonds denominated in bolivars and U.S. dollars. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 11 - Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers accounts receivable are all from debtors of the same country.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

v) Earnings per share

Earnings per share is calculated by taking the net income divided by 775,772,456 and 776,075,992 average common shares outstanding on March 31, 2007 and 2006, respectively. This number of shares excludes workers’ benefit shares, which are considered as treasury stock for accounting purposes. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

Additionally, the Company recognizes in its annual consolidated financial statements a liability for the minimum dividends to be declared according to the Venezuelan Capital Markets Law.

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad. The Company sometimes uses derivative financial instruments in its investment portfolio.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less, and U.S. Treasury Bills with maturities of up to six months. The Company does not anticipate any material loss with respect to its investment portfolio.

The Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 22 - Exchange controls).

Prudent liquidity risk management implies maintaining sufficient cash and marketable

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in stockholders’ equity for the period from transactions and other events, and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the three months ended March 31, 2007 and 2006, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gain (loss) from investments considered as available-for-sale.

4.	Concessions and Regulation

CANTV’s services and tariffs are regulated by the rules established in the Concession Agreement (referred to as the Concession), the Telecommunications Law enacted in 2000 (referred to as the Telecommunications Law) and its Regulations.

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Telecommunications Law, suppliers of public telecommunications services must operate under administrative licenses and concessions granted by the Government.

The Comisión Nacional de Telecomunicaciones (CONATEL) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991, which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative licenses concessions, as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement with the Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 4 (c) - Concessions and regulation - Regulation - Competition). Since June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 20 (d) - Commitments and contingencies - Concessions mandates).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years, ending in 2026, and is renewable, with no cost, for an additional period of 20 years, subject to the approval of the Government and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Concessions and regulation - Regulation - Tax regime). These expenses are presented in the accompanying interim consolidated statement of operations as concession and other taxes totaling Bs. 34,892 and Bs. 28,330 for the three months ended March 31, 2007 and 2006, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of March 31, 2007, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through March 31, 2007 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to an amount determined by an expert and independent entity agreed by the Government and CANTV.

Cellular Concession

On May 19, 1992, CANTV purchased a cellular service concession (the Cellular Concession) from the Government for Bs. 230,766 (Bs. 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The Cellular Concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the Cellular Concession is being amortized over 40 years using the straight-line method. As of March 31, 2007 and 2006, accumulated amortization is Bs. 87.778 and Bs. 82,097, respectively. Amortization expense was Bs. 1,420 for each one of the three month periods ended March 31, 2007 and 2006.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Cellular Concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through March 31, 2007, no penalties have been imposed on Movilnet.

Upon any termination of the Cellular Concession, all of Movilnet’s assets utilized in the performance of services under the Cellular Concession would be forfeited to the Government in exchange for a payment equal to the value of such assets recorded for income tax purposes. The net tax value of Movilnet’s assets at March 31, 2007, on such basis was Bs. 2,271,352.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Concessions and regulation - Regulation - Tax regime).

For the three months ended March 31, 2007 and 2006, the Cellular Concession tax expense included in the accompanying interim consolidated statement of operations is presented as concession and other taxes and totaled to Bs. 41,219 and Bs. 30,980, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by CANTV’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of this concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services.

Subsequently, the Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession granted remain in effect until CONATEL completes the transformation of the administrative licenses.

The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net (Note 4 (a) - Concession and Regulation - Regulation - Tax regime). These expenses are presented in the accompanying interim consolidated statements of operations as concession and other taxes totaling Bs. 3,314 and Bs. 2,443 for the three months ended March 31, 2007 and 2006, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Regulation

a) Tax regime

Since 2001 the Telecommunications Law adopted the tax regime applicable to all telecommunications service operators based on gross revenue. This tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreased by 1% per annum through 2005 when it was eliminated.

b) Tariffs

Telecommunications regulations establish regarding tariff matters that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps” and its indexation through the application of the compound index of adjustment as established in the Regulations for Basic Telephony Services.

Since the enactment of the Telecommunications Law and its Regulations in 2000, CONATEL has established maximum tariffs as part of agreements with CANTV. These agreements include, in addition to the definition of price-caps for each telecommunication service, several issues, including: definition of the compound index of adjustment tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar, establishment of schemes for extraordinary adjustments allowing additional adjustments to established tariffs in case of deviations in the projected macroeconomic variables included in the compound index of tariff adjustment, changes in residential plans and migration of clients between residential plans, as well as the possibility of incorporation of new proposals of additional plans.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Government instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003 for residential services.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession. CONATEL granted multi-service concessions to Infonet Redes de Información C.A. (Infonet), Corporación Digitel, C.A. (Digitel) and Digicel, C.A. (Digicel) to provide basic

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants. On May 18, 2006, CONATEL approved the merger of Digitel, Infonet and Digicel. Digitel continues as the surviving entity after the merger.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix.com, C.A. (Etelix), Telcel, C.A. (Movistar), Entel Venezuela, C.A. (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Intercall, C.A. (Intercall) and Corporación Telemic, C.A. (Intercable), most of which offer the service by means of prepaid cards (calling cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004 the Government incorporated CVG Telecomunicaciones, C.A. (CVG Telecom), a telephone company to provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the southeast of Venezuela.

d) Universal Service Fund

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Training and Development Fund. These funds are created by CONATEL from the contributions made by telecommunications companies as part of the telecommunications taxes.

The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Telecommunications Training and Development Fund was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

In May 2006, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the connectivity of the civil records’ and notaries’ offices with the General Office of Civil Records and Notary Offices of the Ministry of Interior and Justice. In addition, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the creation of a virtual private network that would connect 47 offices and 100 mobile identification units with the main office of the Oficina Nacional de Identificación y Extranjería (ONIDEX) (National Office of Identification and Immigration). The funding for this infrastructure of both projects will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV once the obligation is met and subject to certain conditions.

5.	Balances in Foreign Currency

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (x) - Summary of significant accounting principles and policies - Market and liquidity risk) as of March 31, 2007 and 2006 as shown below:

(Expressed in millions of U.S. dollars)	2007	2006
Cash and temporary investments	156	147
Accounts receivable, net	26	28
Other assets	71	30
Accounts payable	(767)	(320)
Debt obligations	(27)	(34)

Net liability position in foreign currency	(541)	(149)

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela signed exchange controls agreements that immediately established limits to foreign currency transactions (Note 22 - Exchange controls).

During the three months ended March 31, 2007 the Company conducted purchase-sale and exchange transactions with securities in bolivars and foreign currency, originating a net loss of Bs. 2,349 shown in other expense (income), net in the interim consolidated statement of operations (Note 22 - Exchange controls)

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

6. Property, Plant and Equipment, Net

A reconciliation of the carrying amount at the beginning and end of the three months ended March 31, 2007 and 2006 is as follows:

Cost	December 31, 2006	Additions	Disposals and other	Transfers	March 31, 2007
Plant
Wireline telecommunications	12,132,881	2,189	(35,939)	36,937	12,136,068
Wireless telecommunications	1,807,816	6,423	(1,039)	22,390	1,835,590
Other telecommunications services	44,428	29	—	—	44,457
Buildings and facilities	3,114,475	4,726	(1,674)	9,578	3,127,105
Furniture and equipment	630,747	2,091	(141)	27,364	660,061
Vehicles	71,993	1,273	(2,863)	—	70,403
Land	74,677	32	—	—	74,709
Construction work in progress	201,486	152,557	(1,716)	(96,269)	256,058

	18,078,503	169,320	(43,372)	—	18,204,451

Accumulated depreciation	December 31, 2006	Expense	Disposals and other	March 31, 2007
Plant
Wireline telecommunications	(10,501,314)	(101,356)	35,651	(10,567,019)
Wireless telecommunications	(902,511)	(57,999)	104	(960,406)
Other telecommunications services	(40,142)	(835)	—	(40,977)
Buildings and facilities	(2,410,123)	(20,735)	1,346	(2,429,512)
Furniture and equipment	(450,342)	(20,333)	453	(470,222)
Vehicles	(59,334)	(1,928)	2,779	(58,483)

	(14,363,766)	(203,186)	40,333	(14,526,619)

Net book value	3,714,737			3,677,832

Cost	December 31, 2005	Additions	Disposals and other	Transfers	March 31, 2006
Plant
Wireline telecommunications	12,200,315	2,479	(9,548)	27,722	12,220,968
Wireless telecommunications	1,294,575	2,300	(51,415)	26,701	1,272,161
Other telecommunications services	44,428	—	—	—	44,428
Buildings and facilities	3,020,535	7,406	(617,710)	3,225	2,413,456
Furniture and equipment	526,172	993	659,574	10,441	1,197,180
Vehicles	86,003	323	(3,415)	—	82,911
Land	72,020	72	1,185	—	73,277
Construction work in progress	181,799	133,021	665	(68,089)	247,396

	17,425,847	146,594	(20,664)	—	17,551,777

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Accumulated depreciation	December 31, 2005	Expense	Disposals and other	March 31, 2006
Plant
Wireline telecommunications	(10,361,753)	(115,760)	8,494	(10,469,019)
Wireless telecommunications	(736,328)	(33,561)	412	(769,477)
Other telecommunications services	(36,602)	(921)	—	(37,523)
Buildings and facilities	(2,348,346)	(18,631)	10,977	(2,356,000)
Furniture and equipment	(388,523)	(14,161)	(2,711)	(405,395)
Vehicles	(71,232)	(1,612)	3,356	(69,488)

	(13,942,784)	(184,646)	20,528	(14,106,902)

Net book value	3,483,063			3,444,875

As of March 31, 2007 and 2006, fully depreciated assets amounted to Bs. 10,754,584 and Bs. 8,946,983, respectively. As of March 31, 2007 and 2006, 93% and 98%, respectively, of the fully depreciated assets relate to wireline telecommunications.

Labor and other allocable costs included under construction work in progress amounted to Bs. 9,693 and Bs. 7,764 for the three months ended March 31, 2007 and 2006, respectively.

As of March 31, 2007 and 2006, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

7.	Information Systems (Software), Net

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the three months ended March 31, 2007 and 2006 is as follows:

Cost	2007	2006
Beginning of the year	1,625,769	1,437,000
Additions	58,930	14,184
Disposals and other	(1,549)	5,298

End of year	1,683,150	1,456,482

Accumulated amortization
Beginning of the year	(1,163,829)	(1,094,651)
Expense of year	(23,606)	(17,856)
Disposals and other	—	870

End of year	(1,187,435)	(1,111,637)

Net book value	495,715	344,845

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Fully amortized information systems (software) still operating amounted to Bs. 1,005,569 and Bs. 897,951 as of March 31, 2007 and 2006, respectively.

8.	Other Assets

Other assets as of December 31, 2006 and 2005 were comprised of the following:

	2007	2006
Warranty deposits to suppliers	154,333	65,825
Special protection trust (Note 16 - Retirement benefits)	—	17,835
Assets held for sale	5,648	2,035
Other	624	886

	160,605	86,581

Warranty deposits to suppliers are granted to foreign suppliers while the Company obtains the foreign currency required to make payments for imports and services pursuant to the current exchange control regime (Note 22 - Exchange control).

The balance of assets held for sale includes non-operating building and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment.

9.	Other Current Assets

Other current assets as of March 31, 2007 and 2006 were comprised of the following:

	2007	2006
Value-added and other tax credits, net (Note 18 - Taxes)	157,357	—
Short-term investments	42,848	37,113
Prepaid expenses	36,891	35,451
Deferred telephone directories costs (Note 3 (o) - Summary of significant accounting principles and policies - Cost and expense recognition)	7,513	11,497
Other	714	1,447

	245,323	85,508

Value-added and other tax credits are related to tax credits acquired during 2006 and 2007 at a discount, which will be used during 2007 to cover tax obligations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

10.	Inventories, Spare Parts and Supplies, Net

Inventories, spare parts and supplies, net as of March 31, 2007 and 2006 were comprised of the following:

	2007	2006
Network equipment inventories	264,645	150,873
Equipment for sale	631,537	241,427
Prepaid cards for sale	6,288	4,652

	902,470	396,952

Less: Allowance for obsolescence and net realizable value of equipment for sale	(76,720)	(58,442)

	825,750	338,510

Sales and inventory equipment for sale balances increased substantially during the period the current exchange controls regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes generated during the three months ended March 31, 2007 and 2006 of the allowance for obsolescence and net realizable value of inventories is as follows:

	2007	2006
Balance at beginning of period	155,743	56,486
Expense of the year	(73,999)	2,491
Write-off	(5,024)	(535)

Balance at the end of period	76,720	58,442

11.	Accounts Receivable from Venezuelan Government Entities

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 7% and 8%, respectively, of the Company’s consolidated revenues for three months ended March 31, 2007 and 2006.

The following table shows accounts receivable from Government entities as of March 31, 2007 and 2006:

	2007	2006
Total accounts receivable from Venezuelan Government entities	284,477	266,073
Less: Present value adjustment	(26,218)	(22,369)
Less: Long-term portion	(44,548)	(24,093)

	213,711	219,611

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During the three months ended March 31, 2007 and 2006, changes in accounts receivable from Government entities are shown below:

	2007	2006
Balance at the beginning of period	269,062	270,753
Billings	123,933	114,017
Collections and adjustments	(108,518)	(118,697)

Balance at the end of period	284,477	266,073

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to try to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the real value of these accounts receivable. These amounts depend on annual budgets for current usage and on payments of extraordinary usage.

During the three months ended March 31, 2007, the Company has recorded adjustments against revenues of Bs. 1,241, in regard to the initial present value of an estimated portion of these accounts receivable, due to the projected delay in payments from Government entities, included as a reduction of accounts receivable from Government entities and as a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. Any subsequent adjustment to the initial fair value estimate is recorded as an expense.

During 2007 and 2006, payments received from Venezuelan Government entities have been in cash, and therefore, the Company’s management believes all amounts from Government entities will be collected in cash.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

12.	Accounts Receivable, Net

The Company’s accounts receivable, net as of March 31, 2007 and 2006 were comprised of the following:

	2007	2006
Subscribers
Wireline telecommunications	762,547	477,955
Wireless telecommunications	100,576	76,101
Other telecommunications services	147,127	90,566
International carriers, net	100,349	70,583
Phone card and prepaid card distributors	51,237	31,273
Other	12,203	13,814

	1,174,039	760,292
Less: Provision for uncollectible accounts	(64,925)	(67,385)

	1,109,114	692,907

Unbilled revenues of Bs. 121,090 and Bs. 153,012 are included in accounts receivable as of March 31, 2007 and 2006, respectively (Note 3 (n)—Summary of significant accounting principles and policies—Revenue recognition).

Reconciliation of changes generated during the three months ended March 31, 2007 and 2006 of the provision for uncollectible accounts is as follows:

	2007	2006
Balance at beginning of year	62,617	70,577
Expense of year	19,482	12,746
Write-off	(17,174)	(15,938)

Balance at the end of year	64,925	67,385

In February 2007, the Company implemented a new billing system for fixed telephony services as part of an ongoing project directed towards the integration and transformation of the Company’s information systems. An unintended consequence of this implementation was delays in the processing of billing data for February, March and April, which required the Company to make estimates on revenues, collections and related taxes recorded using manual entries instead of automated records with actual data. These delays in billing and collection have impacts on cash collections and the provision for uncollectibles during 2007. Estimated revenues represented approximately 32% of total consolidated fixed revenues and 15% of total consolidated operating revenues for the three month period ended March 31, 2007.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

13.	Cash and Temporary Investments

The composition of cash and temporary investments balances as of March 31, 2007 and 2006 is as follows:

	2006	2005
Cash and banks	244,185	54,041
Temporary investments	1,025,140	1,200,481

	1,269,325	1,254,522

14.	Stockholders' Equity

a) Dividends

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 15—Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least 25% of such 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

In addition, according to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the Regular Stockholders’ Meeting and could be paid in quarterly installments.

On March 30, 2007, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 922.07 per share to be paid on April 18, 2007 to stockholders of record at April 12, 2007.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On November 27, 2006, an Extraordinary Stockholders’ Meeting declared a cash dividend of Bs. 307.14 per share to be paid on December 13, 2006 to stockholders of record at December 6, 2006.

On March 31, 2006, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2006.

b) Capital stock

Company capital stock, all issued and fully paid, is represented by 787,140,849 shares with a nominal value of Bs. 36.9 each at March 31, 2007 and 2006, as shown below:

Stockholders	Class	Number of shares (In thousands)
		2007	2006
GTE Venholdings B.V. (Verizon Communications, Inc.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,410	54,407
Banco Mercantil, C.A.	A	367	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,900	51,900
Workers’ trusts and employees	C	34,778	41,291
GTE Venholdings B.V. (Verizon Communications, Inc.)	D	28,009	28,009
Public stockholders	D	409,919	403,734

		775,784	776,112

Workers’ benefit fund	C	11,357	11,029

		787,141	787,141

The Company’s capital stock (including the accumulated adjustment for inflation until December 31, 2003) is Bs. 2,151,299, composed of Bs. 29,047 (nominal or historical capital stock) and Bs. 2,122,252 (adjustment for inflation) (Note 3 (c)—Summary of significant accounting practices and policies—Adjustment for inflation).

Class “A” shares may only be held by former members of VenWorld, the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Government and/or other entities related to the Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two principal members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one principal member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments in certain matters.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two principal members of the Board of Directors (from a total of nine directors) and their alternates, who must be retirees or active employees (with at least five years of continuing service) only if such Class “C” shares represent at least 8% of CANTV’s capital stock. In the case that these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one principal member of the Board of Directors and the alternate. In the case that these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or those derived from capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders members of the Board of Directors (principal and alternates), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

In November 1996 the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock.

Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADS), each representing seven Class “D” shares.

On April 9, 2007, the Government commenced a tender offer to acquire any and all of the issued and outstanding shares of capital stock of CANTV (Note 23—Nationalization plan).

c) Workers’ benefit fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of March 31, 2007, the trust maintains 11,357,414 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers, based on their market value. Shares may be granted at the Company’s discretion. During the three months ended March 31, 2007 and 2006, 267,179, and 196,154 shares were granted to employees, respectively, and the expense recognized was Bs. 2,111 and Bs. 1,845, respectively.

d) Stock option

In January 2003 the Board of Directors approved a stock option agreement, through which CANTV has the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs. 2,697.26 per share, exercisable totally or partially by the counterpart and expires in January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. As of March 31, 2007, this agreement was terminated by the counterpart and the option was not exercised. Therefore, as of March 31, 2007, there is no provision recorded. As of March 31, 2006, there was provision of Bs. 4,736 to cover the total difference calculated at that date (intrinsic value).

e) Legal reserve

The Company and each one of its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

15.	Debt Obligations

Debt obligations as of March 31, 2007 and 2006 were comprised of the following:

	2007	2006
Bank loans in Japanese yen at a fixed annual rate of 5.8% at December 31, 2006 and 2005, maturing in 2009	49,165	59,268
IFC loans in U.S. dollars at six-month LIBOR interest rates plus a financial margin of 2%, maturing through 2007	9,406	14,109
Bank loans in bolivars at a fixed and variable annual rate of 12.56%	—	5,203

Total debt obligations	58,571	78,580

Less: Current portion	(29,072)	(29,811)

Total long-term debt	29,499	48,769

In February 1990, the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of March 31, 2007, the outstanding balance is ¥2,704.7 million.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On June 7, 1996, the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, US$175 million was received on that date. In March 1998 the Company repaid US$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd, which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of US$25 million was repaid in a single installment in September 2005. This loan bore interest at London Interbank Offered Rate (LIBOR) plus a financial margin up to 3%. Pursuant to the agreement with IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

In 1997 Movilnet signed an agreement with the IFC for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of March 31, 2007, the balance of this debt is US$4.4 million.

In December 2000, a loan agreement was signed with a local bank for Bs. 7,000, with a maturity of ten years. As of December 31, 2006, this loan agreement has been totally paid.

As of March 31, 2007, estimated debt payments are: Bs. 28,942 in 2007, Bs. 19,535 in 2008 and Bs. 10,094 in 2009, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of March 31, 2007.

16.	Retirement Benefits

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of March 31, 2007 and 2006, the Company has trusts funds related to this plan amounting to a fair value of Bs. 937,456 (includes US$335.6 million) and Bs. 758,741 (includes US$320.7 million), respectively, to cover plan benefits for eligible employees. Plan assets denominated in foreign currency are converted to bolivars using the official exchange rates.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The components of pension expense, included as labor and benefits for the three months ended March 31, 2007 and 2006 are as follows:

	2007	2006
Cost incurred during the year	7,566	6,453
Interest cost on projected benefit obligation	101,477	71,580
Expected return on assets	(52,292)	(38,361)
Amortization of actuarial losses	6,670	335

	63,421	40,007

The accrued pension plan obligations as of March 31, 2007 and 2006 are as follows:

	2007	2006
Projected benefit obligations	1,850,287	1,599,623
Funded amount in trusts at fair value	(937,456)	(758,741)
Unrecognized net actuarial loss	(298,031)	(133,491)

Net pension obligations (including current portion of Bs. 147,927 and Bs. 272,474, respectively)	614,800	707,391

Unrecognized net actuarial losses are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revised every year.

Reconciliation of the changes generated during the three months ended March 31, 2007 and 2006 in the accrued pension plan obligations is as follows:

	2007	2006
Amount in trust at fair value at beginning of the period	575,052	684,844
Additions	63,421	40,007
Payments	(23,673)	(17,460)

Net pension obligations	614,800	707,391

Assumptions used to calculate the projected benefit obligations are shown below:

	2007%	2006%
Discount rate	6.51	6.49
Expected return on plan assets	7.00	7.00
Compensation increase rate	1.96	1.96
Urban minimum wage increase (as % of projected inflation)	100.00	100.00

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

b) Pension litigation and Court Ruling

In September 2004, the Sala de Casación Social del Tribunal Supremo de Justicia (the Social Chamber of the Supreme Court) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (National Federation of CANTV Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (AJUPTEL-Caracas) (Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management, based on the opinion of its external legal counsels, considered that moment that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters, the Company estimated for year end 2004 a provision to cover the potential additional liability. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs. 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension.

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision required CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, pensions below the official minimum urban wage should be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees.

Based on CANTV’s interpretation of the new ruling that requires that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, as of December 31, 2005, CANTV recorded an additional expense and raised to Bs. 764,553 its accumulated provision related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability, which was estimated based on actuarial calculations including the retroactive payments and the projected benefit obligation, and incorporating the new assumption related to the minimum urban wage increase as a percentage of projected future inflation.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The execution of the Social Chamber of the Supreme Court’s ruling is being administered by the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas, (the Execution Court), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amount payable by CANTV to each retiree pursuant to the Social Chamber of the Supreme Court’s ruling. Accordingly, the Execution Court has appointed two new experts to complete the determination of damages.

Pursuant to the Social Chamber of the Supreme Court’s ruling, CANTV agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. However, in accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the minimum urban wage level.

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, CANTV must adjust all retirees’ pension that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the minimum urban wage.

On December 13, 2006, the final determination of the actual amounts due and payments to retirees was concluded delivering the calculations of two new independent experts as ordered by the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the minimum wage pursuant to the Execution Court’s decision. The final determination of retroactive payments resulted in an additional Bs. 23,043 pension obligation expense and liability. However, CANTV appealed the decision expressing disagreement with the expert’s methodology and benefits calculation, mainly in those cases in which pension adjustments would result in payments in excess of the minimum wage. In 2006, CANTV created a trust funded with Bs. 153,859 in order to cover the retroactive obligation as a result of the Supreme Court ruling.

On April 16, 2007, the Juzgado Segundo Superior del Trabajo del Área Metropolitana de Caracas (Second Superior Labor Court of the Metropolitan Area of Caracas) announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV introduced an appeal of the decision of the Second Superior Labor Court of the Metropolitan Area of Caracas on calculations of amounts exceeding the official minimum urban wage benefits with the Social Chamber of the Supreme Court.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

c) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

The components of other post-retirement benefits expense, included as labor and benefits for the three months ended March 31, 2007 and 2006 are as follows:

	2007	2006
Benefits earned during the year	4,685	3,449
Interest cost on projected benefit obligation	72,027	45,545
Curtailment loss	3,632	—

	80,344	48,994

The accrued other post-retirement benefit obligations as of March 31, 2007 and 2006 are as follows:

	2007	2006
Accumulated post-retirement benefit obligation	1,256,182	911,409
Unrecognized net actuarial (loss) gain	(174,133)	16,492

Accrued post-retirement benefit obligations (including current portion of Bs. 69,146 and Bs. 86,030, respectively)	1,082,049	927,901

Reconciliation of changes generated during the three months ended March 31, 2007 and 2006 in the net liability recognized is as follows:

	2007	2006
Accrued post-retirement benefit obligations at the beginning of the period	1,018,786	893,854
Expense of the period	80,344	48,994
Payments made during the period	(17,081)	(14,947)

Accrued post-retirement benefit obligations at the end of the period	1,082,049	927,901

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2007%	2006%
Discount rate	6.49	6.52
Projected medical cost increase	2.00	2.00

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

Actuarial assumptions are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005, the long-term actuarial assumptions were reviewed, and

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

based on this the only change made was on the projected inflation. As a result of the Supreme Court ruling described in section (b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increases.

At the end of 2006, the actuarial assumptions were revised. Based on additional analysis performed by management, the mortality table changed from 1951 Annuity Mortality Table to UP94 Mortality Table (projected to 2000), which is a better match to CANTV’s mortality experience in recent years. Additionally the projected inflation rates were updated according to the current economics expectation in the country. The effects of these changes in estimates were accounted as accumulated actuarial losses.

17.	Other Current Liabilities

Other current liabilities as of March 31, 2007 and 2006 were comprised of the following:

	2007	2006
Concession tax (Note 4—Concessions and regulation—Concession agreement)	84,209	63,915
Subscriber reimbursable deposits	37,093	71,294
Advances received from the Universal Service Fund	16,715	—
Accrued liabilities	98,794	133,971
Value added and other taxes (Note 18—Taxes)	—	15,153
Interest payable	4,133	1,628
Technical and administrative services of stockholders’ affiliates (Note 19—Transactions with related parties)	4,833	7,691
Other	10,931	5,654

	256,708	299,306

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled. In 2006, based on management analysis and in accordance with the Venezuelan Telecommunications Law, Bs. 43,083 were recognized as income related to subscriber deposits of customers who lost the refund rights due to a default in compliance of their contract terms.

Advances received from the Universal Service Fund relate to funds received from CONATEL for the installation, operation, administration and maintenance of telecommunications infrastructure for the two projects assigned to CANTV according to the agreements subscribed with CONATEL (Note 4—Concessions and regulation—Regulation—Universal Service Fund).

Accrued liabilities mainly include employee’s withholding and employer’s contributions payable according to labor regulations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

18.	Taxes

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for litigation.

The Venezuelan Income Tax Law authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used in the year it arises may be carried forward for three years.

Pursuant to the Partial Amendment to the Income Tax Law effective October 22, 1999, tax credits for new investments in property, plant and equipment were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004.

On December 28, 2001, the Government published a Partial Amendment of the Venezuelan Income Tax Law. Certain interpretations of the Venezuelan Income Tax Law concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation was not accepted by the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes). Accordingly, the Company stopped recording investment tax credits since January 1, 2005.

On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006. Accordingly, the Company’s management prepared substitute tax returns for fiscal year 2005, which resulted in Bs. 91,205 in tax credits, which reduced the 2006 income tax expense. As of March 31, 2007, the Company did not have any carry-forward tax credits available to be compensated in future periods.

On September 25, 2006, the Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of investment tax credits on telecommunications companies for five additional years.

The Venezuelan Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of March 31, 2007, the Company did not have tax losses to be carried forward in future years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The provision (benefit) for income taxes for the three months ended March 31, 2007 and 2006 is as follows:

	2007	2006
Current	89,536	83,188
Deferred (benefit)	(24,032)	(19,120)

	65,504	64,068

The current income tax expense is based on the management’s best estimate of the annual average tax rate for the year 2007, which on average is 24.5%.

The components of deferred income tax assets as of March 31, 2007 and 2006 are as follows:

	2007	2006
Allowance for doubtful accounts	22,077	25,055
Provision for inventories’ obsolescence and net realizable value	26,080	20,239
Accrual for concession and municipal taxes	30,684	30,110
Pension and other post-retirement benefit obligations	574,908	492,566
Accruals not deductible until paid	54,895	20,792
Differences in tax vs. book value of non monetary assets originated mainly due to inflation adjustment for tax purposes	431,032	222,731
Provision for litigation	52,047	37,858

Total deferred tax asset	1,191,723	849,351

Tax dividend

Dividends declared by Venezuelan companies, generated by net income in excess of the taxable net income determined in conformity to the Income Tax Law, will be subject to a tax dividend at the moment of payment. These dividends will be subject to a proportional tax rate of 34%. This tax is subject to a total withholding at the moment of payment. Stock dividends will be subject to an advance income tax of 1% over the total amount of the dividend declared, which will be credited to the proportional income tax to be paid in the final tax return.

Value added tax (VAT)

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of March 31, 2007 the applicable rate is 11% (14% from October 2005 until February 2007). The Value Added Tax Law also introduced effective September 2002, an additional 10% tax on defined luxury goods and services.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs. 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs. 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the three months ended March 31, 2006, the Company incurred bank debit tax expense of Bs. 2,427. On February 8, 2006, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

Municipal tax on telecommunications services

In accordance with the Municipal Power Organic Law, which became effective on January 1, 2006, a tax is established based on gross revenues effectively earned in the tax period for telecommunications activities in the municipality. This tax is different to the taxes established on the Telecommunications Law.

The applicable rate for telecommunications activities could not exceed 1% until the Telecommunications Law establishes another rate. The telecommunications companies should adapt the information systems to provide billing information for each municipality.

For the three months ended March 31, 2007 and 2006, the Company has incurred Bs. 18,511 and Bs. 13,307, respectively, in municipal tax on telecommunications services.

19.	Transactions with Related Parties

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 11—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The balances of these transactions for the three months ended March 31, 2007 and 2006 are shown below:

	2007	2006
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	—	823

Technical and administrative assistance expenses	3,641	1,258

Net expense related to the settlement of international telephone traffic with affiliates	(1,370)	(419)

Transactions for technical and administrative assistance relate to consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others. Also included are salaries, pension, retirement benefits and other benefits for certain executives.

As of March 31, 2007 and 2006, the Company has interest-free short-term accounts payable to Verizon Communications Inc. (Verizon) of Bs. 60,014 and Bs. 40,810, respectively. There are no guaranties given to or received from related parties.

For the three months ended March 31, 2007 and 2006, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 5,535 and Bs. 2,855, respectively. The aggregate amount accrued by the Company at March 31, 2007 and 2006 to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 339 and Bs. 5,374, respectively.

20.	Commitments and Contingencies

The Company has the following commitments and contingencies:

a) Capital expenditures

The Company’s payment commitments as of March 31, 2007 in respect of capital expenditures amount to approximately US$203 million.

b) Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

The Company’s operating leases expense was Bs. 16,259 and Bs. 10,127 for the three months ended March 31, 2007 and 2006, respectively.

c) Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In May 2000 and December 1999, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court of Contentious Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002 Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court of Contentious Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003 a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs. 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and on January 16, 2004, the Arbitration Court convened to hear the case. In September 2004 this Arbitration Center found in favor of the commercial party, and required a payment of Bs. 8,000 by Movilnet, which was paid in January 2005. During October 2005 this commercial party issued a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 257,000. This case was sent to the Supreme Court which ruled against the demanding party, due to the existence of an arbitration agreement. On October 24, 2006, this commercial party issued a new lawsuit before the Caracas Arbitration Center of the Commercial Chamber for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 38,000. On February 28, 2007 Movilnet responded to the lawsuit. In the opinion of the Company’s management and its legal counsel, this second lawsuit issued by the commercial party is groundless.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8,125 for CANTV, Bs. 92,866 for Movilnet and Bs. 667 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and did not set aside a provision in respect of these inspection reports. In February 2006, the Company presented an administrative appeal to the tax assessments and is awaiting a formal response from the tax authorities.

In September 2006, SENIAT notified CANTV of additional tax assessments amounting to Bs. 21,551 related to revision of the value added tax paid by CANTV for the periods between January 2002 and December 2003. In October 2006, SENIAT notified CANTV.Net of additional tax assessments amounting to Bs. 3,804 related to revision of the value added tax paid by CANTV for the periods between January 2003 and July 2005. The objection presented by SENIAT the tax assessments were based on the lack of verification of tax credits. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports. In November 2006 and December 2006, the Company presented an administrative appeal to the tax assessments of CANTV and CANTV.Net, respectively, and is awaiting a formal response from the tax authorities.

In December 2006, CONATEL notified CANTV of inspection reports for net taxes of Bs. 6,920 resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV for the periods from January 2001 to December 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. Based on the opinion of external legal counsel, the Company considers these tax assessments groundless and has not set aside a provision in respect of these inspection reports. The Company has set aside a provision for this contingent liability.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 543,034 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Based on the opinion of legal counsel handling these proceedings, management believes that most of these cases and others will be resolved in the Company’s favor and that the total provision set aside of Bs. 187,377 is reasonable as of March 31, 2007 to cover the contingencies considered probable. However, the timing for the utilization of this provision has not been determined.

Reconciliation of changes generated during the three months ended March 31, 2007 and 2006 of the provision for litigation is as follows:

	2007	2006
Balance at beginning of the period	170,254	134,513
Expense of the year	11,862	5,728
Write-offs and/or payments	(3,739)	(7,314)

Balance at end of the period	178,377	132,927

d) Concessions mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of March 31, 2007, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4—Concessions and regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. As of March 31, 2007, the Company has complied with most of the targets established in this Administrative Ruling and has action plans to reach the remaining targets.

e) Other regulations

Since 2004, there have been a number of new laws and related rules issued in Venezuela (Law of Prevention, Conditions and Work Environment; Housing Law; Employment Law; Science, Technology and Innovation Law; Law Against Illicit Traffic of Drugs; Reform of the Labor Law Rules; among others), creating a potential impact on the Company’s financial statements. The Company’s management and its internal and external legal counsels are evaluating and analyzing such laws in order to ensure their appropriate application and to record the necessary provisions.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

21.	Segment Reporting

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services, data transmission and other wireline-related services, which are provided by the same group of assets to substantially the same group of customers. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

In January 2005 CANTV and its subsidiary Movilnet signed an agreement in which CANTV grants Movilnet a license to use its commercial trademark in exchange of 3% of Movilnet gross revenues. The term of the agreement is for five years, automatically renewable.

Segment results for the three months ended March 31, 2007 and 2006, and assets and liabilities as of March 31, 2007 and 2006, are shown below:

	2007	2006
Wireline services
Operating revenues
Local services	223,229	220,897
Domestic long distance	72,765	69,833

Local and domestic long distance	295,994	290,730
International long distance	35,976	30,926
Net settlements	(2,621)	(1,180)

Total international long distance	33,355	29,746
Fixed to mobile outgoing calls	237,018	204,858
Interconnection incoming	33,325	30,933
Data transmission	491,014	339,553
Other wireline-related services	108,411	73,810

Total operating revenue	1,199,117	969,630

Intersegment operating revenue	(289,621)	(182,789)

Segment operating income	133,867	59,702

Depreciation and amortization	133,138	143,463

Acquisition of information systems and property, plant and equipment	122,296	59,649

Assets at the end of the period	7,515,177	6,471,919

Pension and other post-retirement benefit obligations at the end of the period	1,696,849	1,635,292

Liabilities at the end of the period	5,005,365	3,880,029

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

	2007	2006
Wireless services
Operating revenues
Access	52,065	37,025
Airtime	389,483	279,166
Interconnection	215,955	178,111
Special services	225,231	153,086
Equipment sales	121,734	93,806
Other	54,170	26,576

Total operating income	1,058,638	767,770

Intersegment operating revenue	(138,030)	(113,463)

Segment operating income	165,913	169,756

Depreciation and amortization	94,990	60,451

Acquisition of information systems and property, plant and equipment	105,707	100,987

Assets at the end of the period	4,696,276	2,971,120

Liabilities at the end of the period	3,797,903	2,372,654

The reconciliation of segment operating revenues, operating income, assets and liabilities to the consolidated financial statements as of March 31, 2007 and 2006 are shown below:

Reconciliation of operating revenues:

	2007	2006
Reported segments	2,257,755	1,737,400
Other telecommunications-related services	17,231	309
Elimination of intersegment operating revenues	(427,860)	(296,250)

Total operating revenues	1,847,126	1,441,459

Reconciliation of operating income:

	2007	2006
Reported segments	299,780	229,458
Other telecommunications-related services	7,986	(1,816)

Total operating income	307,766	227,642

Reconciliation of assets:

	2007	2006
Reported segments	12,211,453	9,443,039
Elimination of assets	(3,048,466)	(2,131,056)
Other telecommunications-related services	213,646	177,488

Total assets at the end of the period	9,376,633	7,489,471

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of liabilities:

	2007	2006
Reported segments	8,803,268	6,252,683
Elimination of liabilities	(3,048,466)	(2,131,056)
Other telecommunications-related services	73,433	64,741

Total liabilities at the end of the period	5,828,235	4,186,368

22.	Exchange Controls

By means of an agreement between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs. 1,596/US$1 for purchase and Bs. 1,600/US$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the Central Bank of Venezuela and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was US$212 million and US$52 million, respectively.

On February 9, 2004, the Ministry of Finance, together with the Central Bank of Venezuela, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs. 1,915.20/US$1 for purchase and Bs. 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2005, the Venezuelan Government and the Central Bank of Venezuela, established new exchange rates effective as of that date of Bs. 2,144.60/US$1 for purchase and Bs. 2,150/US$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

As of March 31, 2007, the Company had applied to CADIVI for a total of US$3,054.6 million since the implementation of the current exchange controls regime. As of March 31, 2007, CADIVI has approved US$2,857.3 million, of which US$2,141.9 million have been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of US$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than US$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transaction to the Central Bank of Venezuela. Operations using ADS as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

23.	Nationalization plan

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV, since CANTV is considered as a national strategic company. On February 12, 2007, the Government entered into a memorandum of understanding with Verizon to acquire Verizon’s equity interest in CANTV, through its affiliates, for an aggregate purchase price of US$572.2 million in cash. The purchase price represents US$2.55 per ordinary CANTV share held by Verizon, through its affiliates (or US$17.85 per CANTV ADS held by Verizon, through its affiliates).

The terms of the memorandum of understanding also include a commitment by the Government to launch, within 45 days following the date of the agreement, concurrent tender offers (the Tender Offers) in the Bolivarian Republic of Venezuela and the United States of America, to acquire any and all shares (and ADS) of capital stock of CANTV at a price per share of the bolivar equivalent of not less than US$2.55 (calculated at the official exchange rate at closing date) and a price per ADS of not less than US$17.85.

The acquisition price would be adjusted downward to give effect to any dividend required to be declared and paid by CANTV with a record date after February 12, 2007 and prior to the closing date, as defined in the agreement. On March 30, 2007, the shareholders of the Company approved the payment of an ordinary dividend in the amount of Bs. 922.07 per share, payable on April 18, 2007 to shareholders of record as of April 12, 2007. As a result of the dividend approved by shareholders of the Company on March 30, 2007, the price that the Government should pay to acquire Verizon’s equity interest in CANTV, through its affiliates, will be US$476.0 million, representing US$2.12 per ordinary CANTV share held by Verizon, through its affiliates (or US$14.85 per CANTV ADS held by Verizon, through its affiliates).

On April 9, 2007, the Government initiated Tender Offers in Venezuela and the United States of America to acquire all CANTV’s common shares or ADSs in circulation. The purchase price to be paid is U.S.$2.12 per share (equivalent to Bs. 4,560.43 per share calculated at the bolivar exchange rate at the closing date) and U.S.$14.85 per ADS. The expiration date of these Tender Offers is May 8, 2007, and could be extended, by approval of the CNV, for 30 additional days.

The Tender Offer price shall be adjusted downwards to give effect to any additional dividend to be declared and paid by CANTV on a dividend registration date prior to five business days after the closing date.

On April 12, 2007, in accordance with CNV regulations, the Company’s Board of Directors determined to remain neutral and to make no recommendation with respect to the Tender Offers. The Board of Directors’ concluded that it is unable to take a position with respect to the Tender Offers. The Board of Directors stated that it believed that each holder of ADSs and shares should make his or her own decision regarding participation in the Tender Offers based on his or her own circumstances.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Interim Notes to the Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

As of the date of this report, the Company does not have complete official information regarding the final form, terms and dates on which these announcements will be executed. As indicated in Note 3 (b)—Summary of significant accounting principles and policies—Use of estimates in the preparation of financial statements, the consolidated financial statements have been prepared by the Company’s management based on estimates and assumptions determined based on the current strategic business plan (2007-2011) approved in 2006. Consequently, it is not possible to anticipate potential effects, if any, that this situation might have on the value of the assets and liabilities presented in the consolidated financial statements as of December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: May 24, 2007